UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 1, 2024

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: February 1, 2024	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com Tel: +886.2.6636.5678 https://www.aseglobal.com

ASE Technology Holding Co., Ltd. Reports Its Unaudited Consolidated Financial Results for the Fourth Quarter and the Full Year of 2023

Taipei, February 1, 2024 – ASE Technology Holding Co., Ltd. (TWSE: 3711, NYSE: ASX) (“We”, “ASEH”, or the “Company”), the leading provider of semiconductor assembly and testing services (“ATM”) and the provider of electronic manufacturing services (“EMS”), today reported its unaudited net revenues1 of NT$160,581 million for 4Q23, down by 9.5% year-over-year and up by 4.2% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$9,392 million, down from NT$15,730 million in 4Q22 and up from NT$8,776 million in 3Q23. Basic earnings per share for the quarter were NT$2.18 (or US$0.137 per ADS), compared to NT$3.77 for 4Q22 and NT$2.04 for 3Q23. Diluted earnings per share for the quarter were NT$2.13 (or US$0.133 per ADS), compared to NT$3.57 for 4Q22 and NT$2.00 for 3Q23.

For the full year of 2023, the Company reported unaudited net revenues of NT$581,914 million and net income attributable to shareholders of the parent of NT$31,725 million. Basic earnings per share for the full year of 2023 were NT$7.39 (or US$0.475 per ADS). Diluted earnings per share for the full year of 2023 were NT$7.18 (or US$0.462 per ADS).

RESULTS OF OPERATIONS

4Q23 Results Highlights – Consolidated

●	Net revenues from packaging operations, testing operations, EMS operations, and others represented approximately 41%, 9%, 49%, and 1% of the total net revenues for the quarter, respectively.

●	Cost of revenues was NT$134,820 million for the quarter, up from NT$129,251 million in 3Q23.

-	Raw material cost totaled NT$87,527 million for the quarter, representing 55% of the total net revenues.

-	Labor cost totaled NT$15,562 million for the quarter, representing 10% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$13,192 million for the quarter.

●	Gross margin decreased by 0.2 percentage points to 16.0% in 4Q23 from 16.2% in 3Q23.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our year-end audited consolidated financial statements, and may vary materially from the year-end audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published year-end audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

●	Operating margin was 7.4% in both 4Q23 and 3Q23.

●	In terms of non-operating items:

-	Net interest expense was NT$1,302 million.

-	Net foreign exchange gain was NT$3,731 million, primarily attributable to the depreciation of the U.S. dollar against the New Taiwan dollar.

-	Net loss on valuation of financial assets and liabilities was NT$2,977 million.

-	Net gain on equity-method investments was NT$155 million.

-	Other net non-operating income was NT$945 million, primarily attributable to miscellaneous income. Total non-operating income for the quarter was NT$552 million.

●	Income before tax was NT$12,367 million in 4Q23, compared to NT$12,252 million in 3Q23. We recorded income tax expenses of NT$2,461 million for the quarter, compared to NT$2,890 million in 3Q23.

●	Net income attributable to shareholders of the parent was NT$9,392 million in 4Q23, compared to NT$15,730 million in 4Q22 and NT$8,776 million in 3Q23.

●	Our total number of shares outstanding at the end of the quarter was 4,384,426,737, including treasury stock owned by our subsidiaries in 4Q23. Our 4Q23 basic earnings per share of NT$2.18 (or US$0.137 per ADS) were based on 4,304,588,209 weighted average numbers of shares outstanding in 4Q23. Our 4Q23 diluted earnings per share of NT$2.13 (or US$0.133 per ADS) were based on 4,351,271,177 weighted average number of shares outstanding in 4Q23.

4Q23 Results Highlights – ATM

●	Net revenues were NT$82,004 million for the quarter, down by 13.1% year-over-year and down by 2.0% sequentially.

●	Cost of revenues was NT$62,786 million for the quarter, down by 8% year-over-year and down by 4% sequentially.

-	Raw material cost totaled NT$23,171 million for the quarter, representing 28% of the total net revenues.

-	Labor cost totaled NT$12,390 million for the quarter, representing 15% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$11,772 million for the quarter.

●	Gross margin increased by 1.2 percentage points to 23.4% in 4Q23 from 22.2% in 3Q23.

●	Operating margin was 11.2% in 4Q23, compared to 10.5% in 3Q23.

4Q23 Results Highlights – EMS

●	Net revenues were NT$79,182 million, down by 6% year-over-year and up by 12% sequentially.

●	Cost of revenues for the quarter was NT$72,496 million, down by 5% year-over-year and up by 12% sequentially.

-	Raw material cost totaled NT$64,279 million for the quarter, representing 81% of the total net revenues.

-	Labor cost totaled NT$3,056 million for the quarter, representing 4% of the total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$1,156 million for the quarter.

●	Gross margin decreased by 0.7 percentage points to 8.4% in 4Q23 from 9.1% in 3Q23.

●	Operating margin was 3.5% in 4Q23, compared to 3.9% in 3Q23.

2023 Full-Year Results Highlights – Consolidated

●	Net revenues for the full year of 2023 amounted to NT$581,914 million, down by 13% from the full year of 2022. Net revenues from packaging operations, testing operations, EMS operations and others represented approximately 44%, 9%, 46% and 1% of total net revenues for the year, respectively.

●	Cost of revenue for the year of 2023 was NT$490,157 million, compared to NT$535,943 million in 2022.

-	Raw material cost totaled NT$310,179 million for the year, representing 53% of total net revenues.

-	Labor cost totaled NT$60,762 million for the year, representing 10% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$52,485 million for the year.

●	Gross margin decreased by 4.3 percentage points to 15.8% in 2023 from 20.1% in 2022.

●	Operating margin decreased to 6.9% in 2023 from 12.0% in 2022.

●	Total non-operating income for the year was NT$2,272 million, compared to NT$1,450 million in 2022.

●	Income before tax was NT$42,600 million in 2023. We recognized an income tax expense of NT$9,043 million for the year.

●	Net income attributable to shareholders of the parent amounted to NT$31,725 million in 2023, compared to NT$62,090 million in 2022.

●	Our 2023 basic earnings per share of NT$7.39 (or US$0.475 per ADS) were based on 4,295,871,311 weighted average numbers of shares outstanding in 2023. Our 2023 diluted earnings per share of NT$7.18 (or US$0.462 per ADS) were based on 4,347,671,048 weighted average number of shares outstanding in 2023.

2023 Full-Year Results Highlights – ATM

●	Cost of revenues for the full year of 2023 was NT$246,397 million, compared to NT$266,283 million in 2022.

-	Raw material cost totaled NT$93,110 million for the year, representing 30% of total net revenues.

-	Labor cost totaled NT$48,967 million for the year, representing 16% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$47,090 million for the year.

●	Gross margin decreased to 21.8% in 2023 from 28.5% in 2022.

●	Operating margin decreased to 10.1% in 2023 from 17.9% in 2022.

2023 Full-Year Results Highlights – EMS

●	Cost of revenues was NT$244,947 million in 2023, down by 10% from 2022.

-	Raw material cost totaled NT$216,824 million for the year, representing 81% of total net revenues.

-	Labor cost totaled NT$11,340 million for the year, representing 4% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$4,331 million for the year.

●	Gross margin decreased to 8.7% in 2023 from 9.6% in 2022.

●	Operating margin decreased to 3.3% in 2023 from 4.6% in 2022.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 4Q23 totaled US$234 million, of which US$130 million was used in packaging operations, US$76 million in testing operations, US$21 million in EMS operations and US$7 million in interconnect materials operations and others.

●	Capital expenditures in 2023 totaled US$914 million, of which US$460 million was used in packaging operations, US$314 million in testing operations, US$114 million in EMS operations and US$26 million in interconnect materials operations and others.

●	Total unused credit lines amounted to NT$373,763 million as of December 31, 2023.

●	Current ratio was 1.18 and net debt to equity ratio was 0.38 as of December 31, 2023.

●	Total number of employees was 92,908 as of December 31, 2023, compared to 93,289 as of September 30, 2023.

Business Review

Customers

ATM Basis

●	Our five largest customers together accounted for approximately 44% of our total net revenues in 4Q23, compared to 42% in 3Q23. Two customers each accounted for more than 10% of our total net revenues in 4Q23 individually.

●	Our top 10 customers contributed 58% of our total net revenues in 4Q23, compared to 57% in 3Q23.

●	Our customers that are integrated device manufacturers or IDMs accounted for 30% of our total net revenues in 4Q23, compared to 31% in 3Q23.

EMS Basis

●	Our five largest customers together accounted for approximately 72% of our total net revenues in 4Q23, compared to 70% in 3Q23. One customer accounted for more than 10% of our total net revenues in 4Q23.

●	Our top 10 customers contributed 79% of our total net revenues in 4Q23, compared to 78% in 3Q23.

About ASE Technology Holding Co., Ltd.

ASEH is the leading provider of semiconductor manufacturing services in assembly and test. The Company develops and offers complete turnkey solutions covering front-end engineering test, wafer probing and final test, as well as packaging, materials and electronic manufacturing services through USI with superior technologies, breakthrough innovations, and advanced development programs. With advanced technological capabilities and a global presence spanning Taiwan, China, South Korea, Japan, Singapore, Malaysia, Vietnam, Mexico, and Tunisia as well as the United States and Europe, ASEH has established a reputation for reliable, high quality products and services.

For more information, please visit our website at https://www.aseglobal.com.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors.  The announced results of the full year of 2023 are preliminary and subject to audit adjustments. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2022 Annual Report on Form 20-F filed on April 10, 2023.

Supplemental Financial Information

(Unaudited)

Consolidated Operations

	4Q23	3Q23	4Q22
EBITDA (NT$ million)	28,606	27,822	35,855

ATM Operations

	4Q23	3Q23	4Q22
Net Revenues (NT$ million)	82,004	83,684	94,322
Revenues by Application
Communication	53%	52%	53%
Computing	17%	19%	16%
Automotive, Consumer & Others	30%	29%	31%
Revenues by Type
Bumping, Flip Chip, WLP & SiP	44%	44%	43%
Wirebonding	30%	32%	33%
Others	8%	8%	7%
Testing	16%	15%	15%
Material	2%	1%	2%
Capacity & EBITDA
CapEx (US$ million)*	213	210	311
EBITDA (NT$ million)	23,787	23,117	29,856
Number of Wirebonders	25,860	26,215	25,854
Number of Testers	5,556	5,510	5,359

EMS Operations

	4Q23	3Q23	4Q22
Net Revenues (NT$ million)	79,182	70,970	83,933
Revenues by Application
Communication	40%	34%	38%
Computing	11%	8%	9%
Consumer	28%	37%	34%
Industrial	11%	12%	12%
Automotive	8%	7%	6%
Others	2%	2%	1%
Capacity
CapEx (US$ million)*	21	28	25

* Capital expenditure excludes building construction costs.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Income Data

(In NT$ million, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2023	Sep. 30 2023	Dec. 31 2022	Dec. 31 2023	Dec. 31 2022
Net revenues
Packaging	66,221	68,709	76,630	256,805	303,948
Testing	13,363	12,819	14,676	49,881	55,960
EMS	79,155	70,948	83,931	268,218	301,967
Others	1,842	1,691	2,180	7,010	8,998
Total net revenues	160,581	154,167	177,417	581,914	670,873

Cost of revenues	(134,820)	(129,251)	(143,318)	(490,157)	(535,943)
Gross profit	25,761	24,916	34,099	91,757	134,930

Operating expenses
Research and development	(6,950)	(6,759)	(6,951)	(25,499)	(24,370)
Selling, general and administrative	(6,996)	(6,752)	(7,374)	(25,930)	(30,384)
Total operating expenses	(13,946)	(13,511)	(14,325)	(51,429)	(54,754)
Operating income	11,815	11,405	19,774	40,328	80,176

Net non-operating income and expenses
Interest expense - net	(1,302)	(1,247)	(1,093)	(4,726)	(3,334)
Foreign exchange gain (loss)	3,731	(2,090)	2,763	998	(2,460)
Gain (loss) on valuation of financial assets and liabilities	(2,977)	2,820	(1,720)	1,860	4,108
Gain on equity-method investments	155	656	85	1,125	1,128
Others	945	708	403	3,015	2,008
Total non-operating income and expenses	552	847	438	2,272	1,450
Income before tax	12,367	12,252	20,212	42,600	81,626

Income tax expense	(2,461)	(2,890)	(3,596)	(9,043)	(16,399)
Income from operations and before non-controlling interests	9,906	9,362	16,616	33,557	65,227
Non-controlling interests	(514)	(586)	(886)	(1,832)	(3,137)

Net income attributable to shareholders of the parent	9,392	8,776	15,730	31,725	62,090

Per share data:
Earnings per share
– Basic	NT$2.18	NT$2.04	NT$3.77	NT$7.39	NT$14.53
– Diluted	NT$2.13	NT$2.00	NT$3.57	NT$7.18	NT$13.94

Earnings per equivalent ADS
– Basic	US$0.137	US$0.130	US$0.240	US$0.475	US$0.980
– Diluted	US$0.133	US$0.127	US$0.228	US$0.462	US$0.941

Number of weighted average shares used in diluted EPS calculation ( in thousand shares)	4,351,271	4,347,752	4,218,765	4,347,671	4,323,422

FX (NTD/USD)	31.92	31.45	31.36	31.09	29.64

ASE Technology Holding Co., Ltd.

Summary of ATM Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2023	Sep. 30 2023	Dec. 31 2022	Dec. 31 2023	Dec. 31 2022
Net revenues
Packaging	67,378	69,731	78,119	260,486	310,024
Testing	13,363	12,819	14,676	49,881	55,960
Direct Material	1,205	1,098	1,486	4,574	6,018
Others	58	36	41	174	174
Total net revenues	82,004	83,684	94,322	315,115	372,176

Cost of revenues	(62,786)	(65,094)	(68,129)	(246,397)	(266,283)
Gross profit	19,218	18,590	26,193	68,718	105,893

Operating expenses
Research and development	(5,425)	(5,344)	(5,263)	(19,786)	(18,754)
Selling, general and administrative	(4,581)	(4,426)	(5,152)	(17,086)	(20,692)
Total operating expenses	(10,006)	(9,770)	(10,415)	(36,872)	(39,446)
Operating income	9,212	8,820	15,778	31,846	66,447

ASE Technology Holding Co., Ltd.

Summary of EMS Statement of Income Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2023	Sep. 30 2023	Dec. 31 2022	Dec. 31 2023	Dec. 31 2022
Net revenues
Total net revenues	79,182	70,970	83,933	268,309	301,982

Cost of revenues	(72,496)	(64,500)	(76,130)	(244,947)	(272,951)
Gross profit	6,686	6,470	7,803	23,362	29,031

Operating expenses
Research and development	(1,567)	(1,453)	(1,710)	(5,871)	(5,731)
Selling, general and administrative	(2,320)	(2,250)	(2,134)	(8,511)	(9,344)
Total operating expenses	(3,887)	(3,703)	(3,844)	(14,382)	(15,075)
Operating income	2,799	2,767	3,959	8,980	13,956

ASE Technology Holding Co., Ltd.

Summary of Consolidated Balance Sheet Data

(In NT$ million)

(Unaudited)

	As of Dec. 31, 2023	As of Sep. 30, 2023
Current assets
Cash and cash equivalents	67,284	62,812
Financial assets – current	4,683	9,055
Trade receivables	99,529	114,078
Inventories	63,275	76,953
Others	26,576	29,791
Total current assets	261,347	292,689

Financial assets – non-current & Investments – equity method	29,698	28,402
Property, plant and equipment	264,812	267,316
Right-of-use assets	11,442	10,758
Intangible assets	69,569	70,538
Others	29,707	31,381
Total assets	666,575	701,084

Current liabilities
Short-term borrowings[1]	53,042	69,639
Current portion of bonds payable & Current portion of long-term borrowings	28,616	24,219
Trade payables	70,329	79,053
Others	70,361	68,600
Total current liabilities	222,348	241,511

Bonds payable	20,489	23,589
Long-term borrowings[2]	81,365	94,322
Other liabilities	24,263	26,026
Total liabilities	348,465	385,448

Equity attributable to shareholders of the parent	297,826	295,611
Non-controlling interests	20,284	20,025
Total liabilities & shareholders’ equity	666,575	701,084

Current ratio	1.18	1.21
Net debt to equity ratio	0.38	0.47

1 Short-term borrowings include short-term loans and bills payable.

2 Long-term borrowings include long-term loans and bills payable.

ASE Technology Holding Co., Ltd.

Summary of Consolidated Statement of Cash Flow Data

(In NT$ million)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31	Sep. 30	Dec. 31	Dec. 31	Dec. 31
	2023	2023	2022	2023	2022
Cash Flows from Operating Activities
Profit before income tax	12,367	12,252	20,212	42,600	81,626
Depreciation & amortization	14,607	14,568	14,253	58,102	55,452
Other operating activities items	19,862	(5,940)	15,711	13,728	(26,077)
Net cash generated from operating activities	46,836	20,880	50,176	114,430	111,001
Cash Flows from Investing Activities
Net payments for property, plant and equipment	(11,859)	(14,471)	(20,197)	(53,683)	(71,890)
Other investment activities items	582	(151)	(1,352)	(1,439)	(2,062)
Net cash used in investing activities	(11,277)	(14,622)	(21,549)	(55,122)	(73,952)
Cash Flows from Financing Activities
Total net proceeds from (repayment of) borrowings and bonds	(24,441)	28,640	(18,010)	(10,817)	(31,190)
Dividends paid	-	(37,841)	-	(37,841)	(29,991)
Other financing activities items	534	(38)	111	(443)	(1,278)
Net cash used in financing activities	(23,907)	(9,239)	(17,899)	(49,101)	(62,459)
Foreign currency exchange effect	(7,441)	6,443	(5,046)	(963)	7,377
Net increase (decrease) in cash and cash equivalents	4,211	3,462	5,682	9,244	(18,033)
Cash and cash equivalents at the beginning of period	62,812	59,351	52,358	58,040	76,073
Cash and cash equivalents at the end of period	67,023	62,813	58,040	67,284	58,040
Cash and cash equivalents in the consolidated balance sheet	67,284	62,812	58,040	67,284	58,040
Cash and cash equivalents included in disposal groups held for sale	(261)	1	-	-	-